Exhibit (d)(6)

INVESTMENT SUB-ADVISORY AGREEMENT

July 03, 2023

AGREEMENT made this 03rd day of July 2023, between DWS INVESTMENT MANAGEMENT AMERICAS, INC. (the “Adviser”) and DWS INTERNATIONAL GMBH (the “Sub-Adviser”).

WHEREAS, Cayman Global Macro Fund LLC (the “Company”), is a limited liability company duly organized and existing under the Companies laws of the Cayman Islands, and a wholly owned subsidiary of DWS Global Macro Fund (the “Fund”), a series of Deutsche DWS International Fund, Inc. (the “Corporation”);

WHEREAS, the Adviser has entered into an Investment Advisory Agreement dated July 03, 2023 (the “Advisory Agreement”) with the Company, pursuant to which the Adviser acts as investment adviser to the Company and provides certain investment advisory and other services with respect to the Company; and

WHEREAS, the Adviser, with the approval of the Company’s managing member and the Corporation’s Board of Directors desires to retain the Sub-Adviser to provide investment advisory services in connection with the management of the Company, and the Sub-Adviser is willing to render such investment advisory services. The Sub-Adviser has classified the Adviser as a professional client in the meaning of the provisions of the Securities Trading Act (Wertpapierhandelsgesetz – “WpHG”). The Sub-Adviser indicates that in accordance with the specifications of the WpHG there is the possibility that the Adviser and the Sub-Adviser may agree to a change in the classification to that of a private client and that the change in classification to a private client is accompanied by a higher level of protection under the WpHG for the Adviser. Such a change of classification to a private client could however affect which services the Sub-Adviser is able to offer in this case.

NOW, THEREFORE, the parties hereto agree as follows:

1.       Investment Description; Appointment

The Company desires to employ the capital of the Company by investing and reinvesting in exchange-traded commodities funds that do not operate as commodity pools and in accordance with the limitations specified in the investment guidelines, if necessary. The Adviser desires to employ and hereby appoints the Sub-Adviser to act as investment sub-adviser to the Adviser with regard to the Company. The Sub-Adviser accepts the appointment and agrees to furnish the services for the compensation set forth below.

2.       Services as Investment Sub-Adviser

(a)               Subject to the supervision and direction of the Adviser and the managing member of the Company, the Sub-Adviser hereby undertakes and agrees, upon the terms and conditions herein set forth, (i) to comply with the applicable provisions of the Investment Company Act of 1940, as amended (the “1940 Act”) and applicable rules or regulations thereunder, and applicable rules or regulations thereunder, and the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and applicable rules and regulations thereunder, (ii) to manage all of the Company’s investments in exchange-traded commodities funds that do not operate as commodity pools as entrusted to it by the Adviser hereunder (the “Assets”), to execute the acquisition and disposition of securities, including the selection of brokers, dealers or counterparties to carry out the transactions as well as the posting of margin to such counterparties; (iii) to assist the Company as it may reasonably request in the conduct of the Company’s business, subject to the direction and control of the Company’s managing member; and (iv) to maintain or cause to be maintained for the Company records relating to the Sub-Adviser’s services hereunder .. in accordance with applicable law, including compliance with the requirements of Rules 31a-1 and 31a-2 under the 1940 Act and Commodity Futures Trading Commission (“CFTC”) Rule 4.7(c)(2).

(b)       In the performance of its duties hereunder, the Sub-Adviser is and shall be an independent contractor and, except as expressly provided for herein or otherwise expressly provided or authorized in writing by the Adviser, shall have no authority to act for or represent the Company in any way or otherwise be deemed to be an agent of the Company or the Adviser. If any occasion should arise in which the Sub-Adviser gives any advice to its clients concerning the shares of the Company, the Sub-Adviser will act solely as investment counsel for such clients and not in any way on behalf of the Company. The Sub-Adviser’s services to the Company pursuant to this Agreement are not to be deemed to be exclusive, and it is understood that the Sub-Adviser may render investment advice, management and other services to other investment companies and clients.

3.       Duties of the Adviser

The Adviser shall continue to have responsibility for all services to be provided to the Company pursuant to the Advisory Agreement and shall supervise and oversee the Sub-Adviser’s performance of its duties under this Agreement; provided, however, that in connection with its management of the Assets, nothing herein shall be construed to relieve the Sub-Adviser of responsibility for compliance with the applicable provisions and requirements as informed and provided to the Sub-Adviser by the Adviser.

In order to ensure proper management and business conduct by the Sub-Adviser in the interests of the Adviser, the Adviser shall make all necessary information available to the Sub-Adviser. This includes in particular information about the Company´s investment objectives, risk appetite and financial circumstances (as far as is relevant) as well as the relevant provisions and requirements applicable for the portfolio management under this Agreement.

It is essential that comprehensive and correct information is provided in order to enable the Sub-Adviser to carry out the management of the Company’s capital in accordance with the Agreement. The Sub-Adviser shall ask for client information but it is up to the client to provide complete and accurate information. The Adviser shall inform the Sub-Adviser immediately of any changes in their circumstances insofar as these are relevant to determining performance in accordance with the Agreement. If the Sub-Adviser receives the necessary information incompletely or not at all, it will not be able to carry out the service in accordance with the Agreement for the Adviser.

The Sub-Adviser is required by law to comply with all applicable German law and European regulations and policies, relating to the prevention of money laundering, terrorist financing and related financial crimes. Pursuant to the before mentioned rules and regulations the Sub-Adviser is inter alia obliged

(a)	to identify the client and the ultimate beneficial owner;

(b)	to detect politically exposed persons;
(c)	to establish the source of wealth; and
(d)	to comply with international embargo regulations.

The Adviser shall notify the Sub-Adviser without undue delay and unrequested of any changes in regard to the above mentioned company information, domicile, legal representatives, source of wealth, beneficial ownership or control structure which occur during the business relationship. The Adviser shall supply the Sub-Adviser with any necessary documentation and information for the determination and verification of this information.

Neither the Adviser or its subsidiaries nor, to the best of the Adviser´s knowledge, any director, officer, employee or anyone acting on behalf of the Adviser or its subsidiaries, has engaged in any activity which would breach any applicable Anti-Bribery or Corruption law.

Except as disclosed in the prospectus/other document to the best of the Adviser´s knowledge and belief, no actions or investigations by any governmental or regulatory agency are ongoing or threatened against the Adviser or its subsidiaries, or any of their directors, officers or employees or anyone acting on its/their behalf in relation to an alleged breach of the Anti-Bribery and Corruption Laws.

The Adviser and its subsidiaries have instituted and will maintain and enforce policies and procedures reasonably designed to ensure compliance by the Adviser with the Anti-Bribery and Corruption Laws.

4.        Brokerage

In executing transactions for the Company and selecting brokers, dealers or counterparties, the Sub-Adviser shall use its best efforts to seek the best overall terms available. The Adviser and the Sub-Adviser hereby agree that the execution of orders and the transmission of orders shall be made in accordance with the Sub-Adviser´s current Execution Principles. The current Execution Principles can be viewed by the Adviser on the internet site https://www.dws.com/footer/Legal-resources. The Sub-Adviser shall notify the Adviser immediately of any material amendments to the Execution Principles by e-mail

The Sub-Adviser´s Execution Principles provide for execution of orders outside of trading venues within the meaning of § 2(22) of the WpHG. By means of their signature, the Adviser consents in general to order execution of this kind for cases set out in the Execution Principles. The Parties expressly agree that execution is also possible outside regulated markets, multilateral trading systems and organized trading systems.

       5.       Certain Representations and Warranties of the Sub-Adviser

The Sub-Adviser represents and warrants that it is registered as an Investment Advisor with the Securities and Exchange Commission in the USA. The Sub-Adviser covenants to maintain all necessary registrations, licenses and approvals in effect during the term of this Agreement.

6.       Delegation

(a)	Sub Adviser may not delegate activities in relation with the investment decision process with regard to investments on behalf of the Client to third parties, unless it has obtained the prior written consent of the Client.
(b)	The Client hereby gives its consent to the sub-delegation of the trade execution of investment decisions regarding orders in exchange-traded commodities funds that do not operate as commodity pools, a subfunction within the scope of the outsourced portfolio management services under this Agreement to the following sub-delegatees (the “Sub-Delegatees”):
i.	Trade execution of orders with a focus on, but not limited to Asia Pacific securities to DWS Investments Hong Kong Limited.

DWS Investments Hong Kong Limited is incorporated under the laws of Hong Kong, is registered with the Hong Kong Securities and Futures Commission as an Asset Management company, is licensed for acquisition brokerage and is located at 52/F, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong.

ii.	Trade execution of investment decisions with a focus on, but not limited to Americas securities to the Adviser.

The Adviser is incorporated under the laws of Delaware, is registered with the U.S. Securities and Exchange Commission as an Investment Adviser, is licensed for acquisition brokerage and is located at 875 Third Avenue, New York, New York 10022.

The sub-delegation in particular will apply for the discretionary broker selection, the execution of the investment decision through the purchase or sale of exchange-traded commodities funds that do not operate as commodity pools.

Sub Adviser will issue to the Sub-Delegatees a respective sub-power of attorney. Sub Adviser upon request of the Adviser, shall disclose further details regarding the sub-delegation in accordance with applicable legal provisions.

Sub Adviser is authorized to delegate other activities than those set forth above in relation to the management of the Assets to affiliates within Deutsche Bank Group as well as to external third parties, which may be located within the EU or Non-EEA states, without the Adviser’s consent. Such delegations exist on the date of coming into force of this Agreement. Sub Adviser shall disclose further details in accordance with applicable legal provisions on request of the Adviser.

7.       Conflict of Interest

a)	The Adviser acknowledges that Group Companies of Deutsche Bank are involved in many different commercial activities and other services and the Sub-Adviser acts for a wide range of clients, some of which may have similar objectives to those of the Adviser.
b)	The Sub-Adviser permanently makes effective arrangements for appropriate measures to identify conflicts of interest in the provision of investment services and ancillary services, and to avoid or disclose such conflicts of interest. The Sub-Adviser has drawn up principles to handle conflicts of interest which are available in its current version on the Sub-Adviser 's website https://www.dws.com/footer/Legal-resources.
c)	In the event that organizational precautionary measures are not sufficient to ensure that risks of damage to the interest of the Adviser will be prevented, the Sub-Adviser will present to the Adviser, in addition to the existing obligation, the general nature, kind and source of conflict of interest prior to the conduct of business, and clearly disclose to the Adviser the steps taken to limit the risks of damaging the interests of the Adviser. This shall enable the Adviser to make decisions in regard to investment and related services on an informed basis in which the conflict of interest occurs. The information will be provided on an electronic durable medium.

d)	The Sub-Adviser may execute transactions for other clients that may include assets in which the Sub-Adviser will invest in connection with the management of the Company’s Assets. The Sub-Adviser may render financial services for other clients who have similar or different investment objectives like those of the Company. Investment strategies used for the management of the Company’s Assets or for other clients might conflict with strategies used or recommended by other companies of Deutsche Bank Group and might affect the prices and the availability of assets in which the Sub-Adviser invests in connection with the management of the Company’s Assets.

8.       Standard of Care

The Sub-Adviser may rely on information reasonably believed by it to be accurate and reliable. Neither the Sub-Adviser nor its officers, directors, employees or agents shall be subject to any liability for any act or omission, error of judgment or mistake of law, or for any loss suffered by the Company, in the course of, connected with or arising out of any services to be rendered hereunder, except by reason of willful misfeasance, bad faith, or gross negligence on the part of the Sub-Adviser in the performance of its duties or by reason of reckless disregard on the part of the Sub-Adviser of its obligations and duties under this Agreement.

9.       Compensation

The Sub-Adviser’s compensation is based on the fee structure the Sub-Adviser will receive from the Adviser for the Fund itself. The Company and the Fund are legally independent, but the Sub-Adviser recognizes that it receives compensation for performing investment advisory services for the Fund pursuant to a separate investment sub-advisory agreement dated as of December 31, 2017, as amended from time to time, with the Adviser that includes the net assets of this sub-fund and therefore agrees to receive no additional compensation for rendering its services under this Agreement.

In the event one of the funds does not exist, the compensation will be renegotiated based on the compensation the Sub-Adviser currently receives from the Fund.

10.       Expenses and payments

The Sub-Adviser will bear all expenses in connection with the performance of its services under this Agreement

The Company will be responsible for nonrecurring expenses which may arise, including costs of litigation to which the Company is a party and of indemnifying officers and Members of the Company with respect to such litigation and other expenses as determined by the Managing Member. The Company will bear certain other expenses to be incurred in its operation, including, but not limited to, investment advisory fees, sub-advisory fees (other than sub-advisory fees paid pursuant to this Agreement) and administration fees; fees for necessary professional and brokerage services to the Company; costs relating to local administration of securities; fees for any pricing service; the costs of the Company’s regulatory compliance (other than costs primarily relating to the Adviser’s or Sub-Adviser’s regulatory compliance); and pro rata costs associated with maintaining the Company’s legal existence and shareholder relations. All other Company operating expenses not specifically assumed by the Sub-Adviser hereunder or by the Adviser are borne by the Company or the Corporation.

The Adviser acknowledges that in specific cases the Sub-Adviser may pay fees to companies of the Deutsche Bank Group that provide services in connection with asset management in accordance with this Agreement (e.g. for client servicing, distribution services). The Sub-Adviser is compensating these services in agreement with the Sub-Adviser guidelines concerning transfer prices (Asset Management Transfer Pricing Policy) at standard market prices.

11.        Benefits

(a)	The Sub-Adviser undertakes, in connection with the management of the Company’s Assets in accordance with this Agreement, not to receive or hold benefits from third parties. Monetary benefits received by the Sub-Adviser shall be bundled and paid to the Adviser in favor of the Company on a monthly basis until the end of the month following the month of receipt. The Sub-Adviser shall not pay interest on benefits. The Sub-Adviser shall inform the Adviser of benefits paid out.

(b)	The Sub-Adviser undertakes, in connection with the management of the Company’s capital in accordance with this Agreement, only to grant benefits to third parties if this is permitted under the provisions of the WpHG. The existence, type and scope of the benefit or, if the scope has not yet been determined, the way and method of calculation shall be disclosed to the Adviser in accordance with legal requirements. If the Sub-Adviser has not yet been able to determine the scope of the benefit and has instead disclosed to the Adviser the way and method of calculation, the Sub-Adviser shall also subsequently inform the Adviser of the exact amount of the benefit it has granted.
(c)	In addition, the Sub-Adviser receives minor non-monetary benefits. It shall accept and retain them if this is permitted under the provisions of the WpHG. These include, for example, participation in conferences, seminars and other educational events concerning financial instruments or investment services, and entertainments whose value does not exceed a reasonable de minimis threshold.

12.        Services to Other Companies or Accounts

Nothing herein shall be construed as prohibiting the Sub-Adviser from providing investment advisory services to, or entering into investment advisory agreements with, other clients, including clients which may invest in securities of issuers in commodity-related industries, or from utilizing (in providing such services) information furnished to the Sub-Adviser by advisors and consultants to the Company and others; nor shall anything herein be construed as constituting the Sub-Adviser as an agent of the Company.

13.        Term of Agreement

This Agreement shall continue for an initial two-year period commencing on the date first written above, and thereafter shall continue automatically for successive annual periods, so long as the Adviser remains the investment adviser for the Fund and the Sub-Adviser remains the sub-adviser for the Fund. This Agreement is terminable, without penalty, on 60 days’ written notice, by the Adviser or the Managing Member of the Company, or upon 90 days’ written notice, by the Sub-Adviser. This Agreement will also terminate automatically in the event of its assignment (as defined in the 1940 Act).

14.        Notice

Any notice, advice or report to be given pursuant to this Agreement shall be deemed sufficient if delivered or mailed by registered, certified or overnight mail, postage prepaid, or e-mailed, addressed by the party giving notice to the other party at the last address furnished by the other party:

To the Adviser:

Sandy Sculac

Chief Operating Officer

DWS Investment Management Americas, Inc.

875 Third Avenue

New York, NY 10022-6225

Telephone: (212) 454-0625

E-mail: sandy.sculac@dws.com

and with a copy (which shall not constitute notice) to:

John Millette

DWS Investment Management Americas, Inc.

100 Summer Street

Boston, MA 02110

E-mail: john.millette@dws.com

To the Sub-Adviser:

DWS International GmbH

Mainzer Landstraβe 11-17

60329 Frankfurt am Main,

Germany

Attention: Matthias Liermann

Telephone: +49(69)910-14425

E-mail: matthias.liermann@db.com

15.       Use of electronic media for the provision of information

The Sub-Adviser provides the Adviser with all necessary Information in electronic format according to § 64 WpHG. The Adviser declares by its signature that the Sub-Adviser may make information which is not addressed to it personally (e.g. Execution Principles) available to it on a website. The Sub-Adviser shall inform the Adviser of the website address and the place where the information on this website can be found, not only in this Agreement but also via the e-mail address indicated for the purposes of the exchange of electronic information.

The Adviser is hereby informed that all telephone conversations and electronic communications with the Global Client Group, the Portfolio Management and the Trading Desk of the Sub-Adviser - including with agents used by the Sub-Adviser to cover those functions - are recorded in order to meet legal requirements in accordance with the WpHG (in particular § 83 para. 3 thereof). The Sub-Adviser is required to record telephone calls and electronic communications with its clients relating to the provision of investment services that relate to the reception, transmission and execution of client orders. The Sub-Adviser is also under a record-keeping obligation even if those conversations or communications do not result in the conclusion of such transactions or in the provision of client order services. The purpose of recording is to ensure that the conditions of an order issued by the Adviser and its conformity with the transaction executed by the Sub-Adviser can be demonstrated. The obligation to keep records is designed to strengthen investor protection, improve market surveillance and create legal certainty in the interests of the Adviser and the Sub-Adviser. The records shall be kept for five years or, if required by order of the competent supervisory authority, for seven years. The Adviser may request a copy of the records within the applicable period of time.

       16.       Miscellaneous

This Agreement shall be construed in accordance with the laws of the State of New York, without giving effect to the conflicts of laws principles thereof.

This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

It may be amended by mutual agreement, but only after authorization of such amendment by the Managing Member of the Company

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers designated below as of the day and year written above.

DWS INVESTMENT MANAGEMENT AMERICAS, INC.	DWS INTERNATIONAL GMBH

By: /s/John Millette	By: /s/Daniel von Hackler
Name: John Millette	Name: Daniel von Hackler
Title: Chief Legal Officer	Title: Head of LDM

By: /s/Caroline Pearson	By: /s/Dirk von Schneider
Name: Caroline Pearson	Name: Dirk von Schneider
Title: Senior Team Lead, Legal	Title: Team Manager LDM